Exhibit (k)(4)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (the “Agreement”) is made this 7th day of February, 2024, by and between Axxes Private Markets Fund, a Delaware statutory trust (the “Fund”), and Axxes Advisors LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Fund is a non-diversified, closed-end management investment company that intends to operate as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund has retained the Adviser to furnish investment advisory services to the Fund;

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders that the Adviser reimburse certain organizational and offering expenses incurred by the Fund.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	The Adviser, or its affiliates, will reimburse the Fund for certain organizational and offering expenses incurred by the Fund between July 14, 2022 and July 31, 2023, which amount, as agreed upon by the parties, is specified in Appendix A attached hereto (the “Reimbursement”).

2.	The Reimbursement shall be paid to the Fund on or about February 7, 2024.

3.	The Reimbursement is final and may not be recouped by the Adviser.

4.	This Agreement shall become effective as of the date first written above.

5.	This Agreement may be terminated at any time, without the payment of any penalty by the Fund or the Adviser, with or without notice. Notwithstanding the foregoing, however, Section 3 and Section 7 of this Agreement shall survive its termination.

6.	This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

7.	Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Fund is a registered investment company under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or Bylaws, as each may be amended or restated, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

8.	The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser.

9.	This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

AXXES PRIVATE MARKETS FUND

By:	/s/ Gary Bachman
Name:	Gary Bachman
Title:	Chief Financial Officer

AXXES ADVISORS LLC

By:	/s/ Karrie Jerry
Name:	Karrie Jerry
Title:	Chief Compliance Officer

[Signature Page to Expense Reimbursement Agreement]

APPENDIX A

Expense Reimbursement Agreement

Reimbursement Amount	$2,431,494.00

A-1